PRESS RELEASE

TSX:  KGN

NYSE AMEX: KGN

DRILLING TO COMMENCE AT ASUMURA GOLD PROPERTY

Vancouver, March 3, 2010: Keegan is pleased to announce that drilling is set to commence at its 280 square km Asumura gold property in southwest Ghana in the second half of March. In the past year, Keegan has been integrating all of its recently obtained geophysical and geochemical information in order to develop specific target models that place past prospective intercepts into a coherent model.  Keegan plans to drill a minimum 4000 meters of core holes focusing on five primary target areas. Please see www.keeganresources.com for further details of the proposed program.

At Esaase, Keegan currently has two UDR 900 drills operating, one focused on development drilling and the other on exploration. Additional results will be released when available.  Keegan would also like to mention that the Esaase deposit Preliminary Economic Assessment (PEA) study is on track and should be released by the end of Q1 2010.

CORPORATE UPDATE:

Keegan is also pleased to announce the appointment of Ben Adoo as Managing Director of it’s wholly owned Ghana subsidiary, where he will act as Keegan’s Ghana country manager.  Ben is a mining engineer who graduated from the Camborne School of Mines in 1971 and completed a masters in engineering at McGill University in 1987.  Ben has almost four decades of underground gold and surface bauxite mining experience in Ghana.  He was former Managing Director, Ghana Bauxite Co. Ltd., a subsidiary of Alcan Inc., former General Manager of Prestea, Tarkwa and Dukwa Goldfields in Ghana and is a past President and Honorary Member of Council of the Ghana Chamber of Mines.  Ben has acted as a representative of Ghana’s mining community on many occasions, including a recent role with the World Bank study on “The Mining Sector and Business Sector Development in Burkina Faso”.

Keegan would also like to announce the resignation of Richard Haslinger, P.Eng. as director of the Company. Mr. Haslinger will be remaining with Keegan and continuing to act as V.P of Exploration. The board would like to thank Mr. Haslinger for his years of service and look forward to the continued relationship.

The board of directors has appointed and welcomes Shawn Wallace as Executive Chairman and director of the company. Mr. Wallace brings over 20 years of mineral exploration, development and corporate experience.

President and CEO, Dan McCoy states: “Keegan is pleased to be recommencing drilling at Asumura.  We believe that in addition to targeting the potential extent of mineralization discovered in our last drilling program in the NW structure, we have exciting new drill-ready targets revealed by our recent geophysics and soil auger programs.  We also look forward to new exploration results and the completion of our PEA at Esaase.  On the personnel front, we are very pleased and proud to welcome Ben Adoo, who has enormous stature in the Ghana mining community and a sterling reputation based on his experience, intellect and integrity.  Shawn Wallace is an experienced corporate strategist, and we look forward to having the benefit of his experience of being involved with numerous successful projects in his position as Director and Executive Chairman.”

About Keegan Resources

Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality pure gold assets. The Company is focused on its wholly owned flagship Esaase project (2.025 Moz indicated resources with an average grade of 1.5 g/t Au at a 0.6 g/t Au cutoff and 1.451 million ounces in an inferred category at an average grade of 1.6 g/t Au applying a 0.6 g/t Au cut-off for a total inferred and indicated resource of 3.476 Moz) as well as its Asumura gold project, both of which are located in Ghana, West Africa, a highly favorable and prospective jurisdiction. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX and the NYSE AMEX under the symbol KGN. More information about Keegan is available at www.keeganresources.com.

On Behalf of the Board

Dan McCoy, Ph.D.,
President & CEO

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Measured, Indicated and Inferred Resources This news release also uses the terms 'indicated resources' and 'inferred resources'. Keegan Resources Inc. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

KEEGAN
RESOURCES INC.
ON THE ROAD TO PRODUCTION

ASUMURA DRILL TARGETS

N
W
E
S
NW Target
Reconnaisance Drill
Intercept of 14 meters @ 4.5 g/t Au
Mangoase Target
Reconnaisance Drill
Intercept of 25.5 meters
@ 0.72 g/t Au
Menukrom Target
2.5 km gold-in-auger hole
Anomaly on major geophysical break
Bia Target
Strong Conductivity
Anomaly on large magnetic break
NW Target
Reconnaisance Drill
Intercept of 30 meters
@ 0.59 g/t Au
0
2.5
5
kilometers
LEGEND
Keegan Drill Targets 2010 Program
Regional Structures
Keegan Property
Newmont Property
Forest Reserve

www.keeganresources.com
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